# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Concentra Group Holdings Parent, Inc., CIK 0002014596
CUSIP: 20603L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 11/06/2026
Filed by CIK 0000918697
Persons authorized to receive notices and communications: Timothy F. Ryan, Concentra Group Holdings Parent, Inc., 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001, (972) 364-8000; Stephen M. Leitzell, Dechert LLP, 2929 Arch Street, Philadelphia, Pennsylvania (PA), 19104, (215) 994-2621

## Reporting persons
- Robert A. Ortenzio (CIK 0000918697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,417,783; shared voting power 1,434,428; sole dispositive power 4,417,783; shared dispositive power 1,434,428; aggregate amount beneficially owned 5,852,211 (4.63% of the class)
  Comment: Based on 126,517,736 shares of the Company's common stock outstanding as of October 31, 2026 as disclosed on Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026 filed on November 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Concentra Group Holdings Parent, Inc.
Address of issuer's principal executive offices: 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001
Comment:
This amendment No. 5 ("Amendment No. 5") to Schedule 13D is being filed on behalf of Robert A. Ortenzio relating to the common stock, par value $0.01 per share (the "Common Stock"), of Concentra Group Holdings Parent, Inc., a Delaware corporation (the "Company"). This Amendment No. 5 modifies the original Schedule 13D filed on December 3, 2024 (as amended and supplemented prior to the filing of this Amendment No. 5, the "Schedule 13D") by Robert A. Ortenzio, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following information:

On November 6, 2026, the Reporting Person entered into that certain Stock Repurchase Agreement (the "Repurchase Agreement") with the Company and The Robert A. Ortenzio Descendants Trust, The Rocco A. Ortenzio Separate Descendants Trust FBO Robert A. Ortenzio, The Robert A. Ortenzio 2014 Trust FBO Bryan A. Ortenzio, The Robert A. Ortenzio 2014 Trust FBO Kevin M. Ortenzio and The Robert A. Ortenzio 2014 Trust FBO Madeline G. Ortenzio (collectively, with the Reporting Person, the "Sellers"). Pursuant to the Repurchase Agreement, the Company agreed to repurchase an aggregate of 800,000 shares of the Company's common stock from the Sellers in a privately negotiated transaction at a purchase price of $41.80 per share, for an aggregate purchase price of $33,440,000.

The foregoing description of the Repurchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Repurchase Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 5 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sections (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby replaced with the following information:

"(a)-(b) The Reporting Person may be deemed to beneficially own an aggregate of 5,852,211 shares of the Company's common stock. This aggregate represents approximately 4.63% of the shares of the Company's common stock outstanding. The Reporting Person may be deemed to have (a) the sole power to vote or direct the vote of, and to dispose of or to direct the disposition of, 4,417,783 shares of the Company's common stock and (b) the shared power to vote or direct the vote of, and to dispose of or to direct the disposition of, 1,434,428 shares of the Company's common stock (including 732,115 shares of the Company's common stock owned of record by the Robert A. Ortenzio Descendants Trust, 198,455 shares of the Company's common stock owned of record by the Rocco A. Ortenzio Separate Descendants Trust FBO Robert A. Ortenzio, 161,286 shares of the Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Bryan A. Ortenzio, 161,286 shares of the Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Kevin M. Ortenzio, and 181,286 shares of the Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Madeline G. Ortenzio)."
Transactions in the class effected during the past sixty days:
"(c) The description of the transactions contemplated by the Repurchase Agreement set forth in Item 3 above is hereby incorporated by reference into this Item 5.

Other than as described above, Schedule A attached hereto as Exhibit 99.2 describes all transactions in the shares of the Company's common stock that were effected by the Reporting Person in the past sixty days."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: "(e) On November 9, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of the Company's common stock."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

99.1 Stock Repurchase Agreement, dated as of November 6, 2026, by and among Concentra Group Holdings Parent, Inc. and Robert A. Ortenzio, The Robert A. Ortenzio Descendants Trust, The Robert A. Ortenzio 2014 Trust FBO Bryan A. Ortenzio, The Robert A. Ortenzio 2014 Trust FBO Kevin M. Ortenzio, The Robert A. Ortenzio 2014 Trust FBO Madeline G. Ortenzio and The Rocco A. Ortenzio Separate Descendants Trust FBO Robert Ortenzio (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 10, 2026).

99.2 Schedule A: Transactions during the past 60 days.

## Signatures
- Robert A. Ortenzio: /s/ Robert A. Ortenzio, Robert A. Ortenzio (11/10/2026)